Exhibit I

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08 Bermuda
EARNINGS RELEASE

TEEKAY CORPORATION REPORTS
PRELIMINARY SECOND QUARTER RESULTS;
TEEKAY CORPORATION TO RESTATE RESULTS FOR ACCOUNTING UNDER SFAS 133

Highlights
•	Teekay Corporation plans to restate certain financial results for accounting of derivatives under SFAS 133. The preliminary results announced today do not reflect these corrections. The restatements will have no impact on the Company’s cash flows, liquidity, or shareholders’ equity as at June 30, 2008.

•	Generated cash flow from vessel operations of $221.7 million, up from $184.8 million in the prior quarter

•	Reported preliminary second quarter net income of $104.5 million, or $1.43 per share (including specific items, predominantly unrealized gains relating to interest rate swaps, which increased net income by $27.4 million, or $0.38 per share)(1)

•	Completed accretive acquisitions and follow-on equity offerings in Teekay LNG Partners L.P. and Teekay Offshore Partners L.P.

•	Acquired the remaining 35.3 percent interest in Teekay Petrojarl, increasing ownership to 100 percent
Hamilton, Bermuda, August 7, 2008 — Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported preliminary second quarter 2008 financial results. The Company also announced today that it plans to restate previous financial results from 2003 through the end of the second quarter of 2008, including preliminary and previously announced results included in this earnings release, to adjust its accounting treatment for certain derivative transactions under the Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as more fully discussed below under “-Restatement of Financial Statements for Accounting Under SFAS 133.” None of the results included in this earnings release reflect restatement adjustments.
Summary of Preliminary Results
The Company reported net income of $104.5 million, or $1.43 per share, for the quarter ended June 30, 2008, compared to net income of $78.4 million, or $1.04 per share, for the quarter ended June 30, 2007. The results for the quarters ended June 30, 2008 and 2007 included a number of specific items which had the net effect of increasing net income by $27.4 million (or $0.38 per share) and by $10.8 million (or $0.14 per share), respectively, as detailed in Appendix A to this release. Net revenues(2) for the second quarter of 2008 increased to $599.7 million from $442.6 million for the same period in 2007, and income from vessel operations increased to $119.7 million from $117.6 million.
Net income for the six months ended June 30, 2008 was $119.6 million, or $1.63 per share, compared to $154.8 million, or $2.07 per share, for the same period last year. The results for the six months ended June 30, 2008 and 2007 included a number of specific items which had the net effect of decreasing net income by $18.2 million (or $0.25 per share) and increasing net income by $3.4 million (or $0.05 per share), respectively, as detailed in Appendix A to this release. Net revenues(2) for the six months ended June 30, 2008 increased to $1.2 billion from $902.0 million for the same period in 2007, and income from vessel operations decreased to $230.7 million from $243.1 million.

(1)	Please refer to Appendix A to this release for information about specific items affecting net income.

(2)	Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).
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Executing on Drop-down Strategy
Teekay LNG Partners L.P.
During the second quarter of 2008, Teekay sold two 1993-built, 88,000 cubic meter liquefied natural gas (LNG) carriers (the Kenai LNG Carriers), and interests in four newbuilding, 217,000 cubic meter LNG carriers (the RasGas 3 LNG Carriers), to its majority-owned subsidiary, Teekay LNG Partners L.P. (Teekay LNG). These transactions were partially funded from proceeds raised through a follow-on public offering of Teekay LNG common units in April 2008. Concurrently with the public offering, Teekay acquired in a private placement additional common units of Teekay LNG at the public offering price for $50.0 million. Gross equity proceeds of the two offerings totaled $208.7 million (including the general partner’s 2 percent proportionate capital contribution). As a result of the offering, Teekay’s ownership interest in Teekay LNG was reduced to 57.7 percent from 63.7 percent (including its 2 percent general partner interest). Reflecting the contribution from the acquired Kenai LNG Carriers, Teekay LNG increased its quarterly cash distribution by 4 percent to an annualized distribution of $2.20 per unit, and expects to increase the distribution further as a result of the contribution from the Ras Gas 3 Carriers.
Teekay Offshore Partners L.P.
During the second quarter of 2008, Teekay sold to its subsidiary, Teekay Offshore Partners L.P. (Teekay Offshore), an additional 25 percent interest in Teekay Offshore Operating L.P. (OPCO), a Marshall Islands limited partnership, for $205 million. The transaction reduced Teekay’s ownership in OPCO to 49 percent. At the same time, Teekay also sold to OPCO two 2008-built Aframax lightering tankers for $106.0 million.
These transactions were partially funded from proceeds raised through a follow-on public offering of Teekay Offshore common units. The offering of 7.0 million common units at a price of $20.00 per unit was completed on June 18, 2008 and raised gross proceeds of $140.0 million. On July 16, 2008, the underwriters exercised 375,000 common units of their 30-day over-allotment option, resulting in an additional $7.5 million in gross proceeds to Teekay Offshore.
Concurrently with the public offering, Teekay acquired in a private placement 3.25 million common units of Teekay Offshore at the same public offering price for $65.0 million. As a result of these transactions, Teekay Offshore raised gross equity proceeds of $216.8 million (including the general partner’s 2 percent proportionate capital contribution), and Teekay’s ownership interest in Teekay Offshore was reduced to 49.99 percent from 59.75 percent (including its 2 percent general partner interest).
Reflecting its increased ownership in OPCO and contribution from the acquired Aframax lightering tankers, Teekay Offshore intends to increase its quarterly cash distribution by 12 to 15 percent over the current annualized distribution of $1.60 per unit. If approved, this increase will be reflected in the third quarter’s distribution, which will be paid in November 2008.
Teekay Tankers Ltd.
During the second quarter of 2008, Teekay sold two double-hull Suezmaxes to its majority-owned subsidiary, Teekay Tankers Ltd. (Teekay Tankers), for $186.9 million. In connection with a pre-existing agreement, Teekay is obligated to offer Teekay Tankers the opportunity to purchase an additional two Suezmaxes by July 2009. On August 5, 2008, Teekay Tankers declared a quarterly dividend of $0.90 per share.
Acquisition of Remaining Interest in Teekay Petrojarl
On June 20, 2008, Teekay purchased a 30.1 percent interest in Teekay Petrojarl ASA (Teekay Petrojarl) from Prosafe Production for a total cost of $257.1 million. As a result, Teekay’s ownership of Teekay Petrojarl increased to 94.8 percent. Pursuant to Norweigian Public Limited Liability Companies law, on July 9, 2008 Teekay exercised its right to effect the compulsory acquisition of the remaining 5.2 percent of Teekay Petrojarl for a total cost of $45.1 million, thereby increasing its ownership interest to 100 percent.
Based on a pre-existing agreement, Teekay is obligated to offer Teekay Offshore, within one year after having acquired 100 percent of Teekay Petrojarl, its interests in Teekay Petrojarl’s existing floating production, storage and offloading (FPSO) units that operate under charter contracts with remaining terms greater than three years.
In addition, Teekay is also obligated to offer Teekay Offshore its interest in future FPSO projects with charter contracts greater than three years.
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Supplemental Financial Information
Appendix B to this release includes supplemental financial information for each of the Company’s publicly-listed subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), its wholly-owned subsidiary, Teekay Petrojarl, and the remaining business (referred to as Teekay Corp. Standalone). Appendix B also includes consolidation adjustments required to reconcile to Teekay’s consolidated balance sheet and statement of income as at and for the three and six months ended June 30, 2008.
Preliminary Operating Results
During the second quarter of 2008, fixed-rate businesses generated approximately 53 percent of the Company’s cash flow from vessel operations, down from 69 percent in the second quarter of 2007, primarily due to an increase in spot tanker segment cash flows resulting from a significant increase in spot tanker rates during the quarter, as well as an increase in cash flow from the Company’s fixed-rate businesses.
The following table highlights certain financial information for Teekay’s four main operating segments: the offshore segment, the fixed-rate tanker segment, the liquefied gas segment, and the spot tanker segment (please refer to the “Teekay Fleet” section of this release below and Appendix B for further details):

	Three Months Ended June 30, 2008(1)
	(unaudited)

	Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
(in thousands of U.S. dollars)	Segment	Segment	Segment	Segment	Total

Net revenues(2)	227,937	65,270	53,044	253,420	599,671
Vessel operating expenses	101,055	16,387	13,125	28,381	158,948
Time-charter hire expense	32,262	11,445	—	98,995	142,702
Depreciation & amortization	53,772	11,289	14,209	27,430	106,700
Cash flow from vessel Operations(3)	53,113	29,835	33,784	104,958	221,690

	Three Months Ended June 30, 2007(1)
	(unaudited)

	Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
(in thousands of U.S. dollars)	Segment	Segment	Segment	Segment	Total

Net revenues(2)	210,169	45,195	38,488	148,721	442,573
Vessel operating expenses	74,427	11,822	7,881	14,721	108,851
Time-charter hire expense	39,549	3,981	—	57,717	101,247
Depreciation & amortization	35,627	8,260	11,571	12,637	68,095
Cash flow from vessel Operations(3)	64,503	24,870	25,118	52,563	167,054

(1)	The Company plans to restate financial results included in this financial summary to adjust its accounting treatment of certain derivative transactions under SFAS 133, as more fully discussed below under "—Restatement of Financial Statements for Accounting under SFAS 133." Results exclude accounting corrections related to SFAS 133.

(2)	Net revenues for the spot tanker segment has been reduced by $11.8 million in the three months ended June 30, 2008 relating to unrealized losses from synthetic time charters and forward freight agreements, which is not included in Appendix A of this release.

(3)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel write-downs/(gain) loss on sale of vessels and unrealized gains or losses relating to derivatives. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
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Offshore Segment
The Company’s offshore segment is comprised of shuttle tankers, floating storage and off-take (FSO) units, and FPSO units.
Cash flow from vessel operations from the Company’s offshore segment decreased to $53.1 million in the second quarter of 2008, compared to $64.5 million in the second quarter of 2007, primarily due to an increase in crewing costs, an increase in repair and maintenance expenditures coinciding with the seasonal maintenance of offshore oil facilities in the North Sea, and depreciation of the U.S. dollar. This was partially offset the addition of the Siri FPSO unit, which commenced its full charter-hire rate in mid-April 2008.
Fixed-Rate Tanker Segment
The Company’s fixed-rate tanker segment includes its conventional tankers, that operate under fixed-rate charter contracts with an initial term of three or more years.
Cash flow from vessel operations from the Company’s fixed-rate tanker segment increased to $29.8 million in the second quarter of 2008, compared to $24.9 million in the second quarter of 2007. This increase was primarily due to an increase in the size of the Company’s fixed-rate tanker fleet, partially offset by an increase in vessel crewing costs and depreciation of the U.S. dollar.
Liquefied Gas Segment
The liquefied gas segment includes LNG and liquefied petroleum gas (LPG) carriers.
The Company’s cash flow from vessel operations from its LNG and LPG carriers during the second quarter of 2008 was $33.8 million, compared to $25.1 million in the second quarter of 2007. This increase was primarily due to the contribution from the two Kenai LNG Carriers acquired in December 2007.
In May 2008, Teekay announced that it had agreed to take over from subsidiaries of IM Skaugen ASA (Skaugen) the existing shipbuilding contracts for two 12,000 cubic meter multi-gas ships capable of carrying LNG, LPG and Ethylene. The vessels have a total cost of approximately $94 million and are expected to deliver in 2010, at which time they are scheduled to commence service on 15-year, fixed-rate charters to Skaugen. The vessels are expected to generate a total of approximately $9.5 million per year in operating cash flow.
Spot Tanker Segment
The Company’s spot tanker segment includes its conventional tankers that operate on voyage and time charters with an initial term of less than three years.
Cash flow from vessel operations from the Company’s spot tanker segment increased to $105.0 million for the second quarter of 2008, from $52.6 million for the second quarter of 2007, primarily due to an increase in the size of the Company’s spot tanker fleet and a significant increase in spot tanker rates, partially offset by an increase in time-charter hire expenses and an increase in vessel crewing costs.
On a net basis, fleet changes increased the total number of revenue days in the Company’s spot tanker segment to 7,461 for the second quarter of 2008, compared to 5,207 for the second quarter of 2007. Revenue days represent the total number of vessel calendar days less off-hire associated with major repairs, drydockings, or mandated surveys.
Crude tanker spot rates increased significantly during the second quarter of 2008, rising to levels not experienced since record high rates during the fourth quarter of 2004. This counter-seasonal strength in tanker rates was primarily driven by continued growth in oil demand from energy-intensive economies in Asia and higher oil production from OPEC suppliers during the quarter, which resulted in increased tanker tonne-mile demand. Spot rates early in the third quarter of 2008 have been volatile but have averaged higher than in the second quarter of 2008, as Saudi Arabia continues to increase output and Asian refineries have come back on-line following maintenance.
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In the first half of 2008, Chinese crude imports averaged 3.6 million barrels per day, which was 11 percent higher than for the same period in the prior year. Thirty-five percent of Chinese import volumes were sourced from long-haul suppliers in the Atlantic basin, further increasing tanker tonne-mile demand.
The trend of tanker sales for conversion to offshore units and dry bulk vessels increased during the quarter and continues to dampen tanker supply growth. Record-high scrap steel prices have also led to an increase in oil tankers being sold for demolition. Overall, the world tanker fleet grew by only 1.6 percent during the first half of 2008, the slowest rate since 2002. In addition, increased discrimination against single-hull tankers, a series of port strikes at Fos-Lavera in the Mediterranean, and Iran using VLCCs and Suezmax tankers for floating storage, contributed to higher tanker freight rates during the quarter by reducing the effective supply of vessels.
The following table highlights the operating performance of the Company’s spot tanker segment measured in net revenues per revenue day (before deducting commissions), or time-charter equivalent (TCE) rates, and includes the realized gains and losses from forward freight agreements (FFAs) and synthetic time charters, which are entered into as hedges against a portion of the Company’s exposure to spot market rates or for speculative purposes:

	Three Months Ended
Spot Tanker Segment	June 30, 2008	March 31, 2008	June 30, 2007

Suezmax Tanker Fleet
Spot revenue days	432	553	197
Average spot rate(1)	$73,356	$45,672	$40,221

Time charter revenue days	740	668	140
Average time charter rate(2)(3)	$30,609	$28,138	$18,108

Aframax Tanker Fleet
Spot revenue days	3,635	3,708	2,729
Average spot rate(1)	$43,606	$36,253	$33,270

Time charter revenue days	180	142	91
Average time charter rate(2)	$31,803	$31,759	$28,500

Large/Medium-Size Product Tanker Fleet
Spot revenue days	1,156	1,062	876
Average spot rate(1)	$30,870	$27,585	$31,549

Time charter revenue days	431	813	273
Average time charter rate(2)	$28,156	$22,794	$29,191

Small Product Tanker Fleet
Spot revenue days	887	902	901
Average spot rate(1)	$13,750	$13,745	$15,466

(1)	Average spot rate includes short-term time-charters and fixed-rate contracts of affreightment less than 1 year, and realized gains and losses from FFAs less than 1 year.

(2)	Average time charter rate includes short-term time charters and fixed-rate contracts of affreightment with terms of between 1-3 years, and realized gains and losses from synthetic time charters and FFAs with terms of between 1-3 years.

(3)	Suezmax average time charter rate excludes the cost of in-chartering vessels on a spot basis for contract of affreightment cargoes.
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Teekay Fleet
As at July 31, 2008, Teekay’s fleet consisted of 189 vessels, including chartered-in vessels and newbuildings on-order, but excluding vessels managed for third parties.
The following table summarizes the Teekay fleet as at July 31, 2008:

	Number of Vessels(1)
	Owned	Chartered-in
	Vessels	Vessels	Newbuildings	Total

Offshore Segment
Shuttle Tankers(2)	28	9	4	41
Floating Storage & Offtake (“FSO”) Units(3)	5	—	—	5
Floating Production Storage & Offloading (“FPSO”) Units	5	—	—	5

Total Offshore Segment	38	9	4	51

Fixed-Rate Tanker Segment
Conventional Tankers (4)	19	6	—	25

Total Fixed-Rate Tanker Segment	19	6	—	25

Liquefied Gas Segment
LNG Carriers (5)	13	—	6	19
LPG Carriers	1	—	5	6

Total Liquefied Gas Segment	14	—	11	25

Spot Tanker Segment
Suezmaxes(6)	7	5	9	21
Aframaxes(7)	22	24	—	46
Panamaxes	—	1	—	1
Large/Medium Product Tankers	9	10	1	20

Total Spot Tanker Segment	38	40	10	88

Total	109	55	25	189

(1)	Excludes vessels managed on behalf of third parties.

(2)	Includes six shuttle tankers in which the Company’s ownership interest is 50 percent.

(3)	Includes one unit in which the Company’s ownership interest is 89 percent.

(4)	Includes eight Suezmax tankers owned by Teekay LNG.

(5)	All of the existing LNG vessels are owned by Teekay LNG. Teekay LNG has agreed to acquire Teekay’s 70 percent interest in two of the LNG newbuildings upon delivery of the vessels.

(6)	Includes two Suezmax tankers owned by Teekay Tankers.

(7)	Includes nine Aframax tankers owned by Teekay Offshore and chartered to Teekay and nine Aframaxes owned by Teekay Tankers.
During the second quarter of 2008, the Company sold and delivered one Handymax product tanker for net proceeds of $39.3 million and recognized a $0.2 million gain on the sale of this vessel. During the third quarter of 2008, the Company expects to deliver three vessels sold previously (one Handymax product tanker, one MR product tanker and one older Aframax tanker) for net proceeds of $152.0 million and a net gain of approximately $33.8 million from the sale of these vessels.
In July 2008, the Company sold its 50 percent interest in the Swift Product Tanker Pool, which included 10 of the Company's in-chartered intermediate product tankers, for gross proceeds of $49 million. The closing of the sale is subject to regulatory approvals.
For a detailed listing of recent vessel sales and deliveries, please refer to the Company’s Web site at www.teekay.com.
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Capital Expenditures and Liquidity
As of June 30, 2008, the Company’s remaining capital commitments relating to its portion of newbuildings were as follows:

(in millions)	2008	2009	2010	2011	2012	Total

Offshore Segment	—	$23	$231	$163	—	$417

Fixed-Rate Tanker Segment	—	—	—	—	—	—

Liquefied Gas Segment	120	149	46	157	45	517

Spot Tanker Segment	227	193	—	—	—	420

Total	$347	$365	$277	$320	$45	$1,354

Pre-arranged debt facilities are in place for $1.3 billion of these capital commitments. Additionally, as of June 30, 2008, the Company had total liquidity of $1.8 billion (excluding debt related to capital commitments), comprised of $499 million in cash and cash equivalents and $1.3 billion in undrawn credit facilities.
Restatement of Financial Statements for Accounting Under SFAS 133
The Company plans to restate financial results from 2003 through the end of the second quarter of 2008, including preliminary and previously announced results included in this earnings release, to adjust its accounting treatment for certain derivative transactions under SFAS 133.
The restatements will correct the Company’s accounting for certain of its interest rate swaps, foreign exchange forward contracts, and freight forward agreements used in its hedging strategies to manage interest rate, foreign currency, and tanker freight rate risks. To date, the Company has accounted for the applicable derivatives as hedging instruments in accordance with SFAS 133. The fair values of these derivatives were recorded as derivative assets and liabilities on the Company’s consolidated balance sheet, with the fair value changes each quarter recorded in accumulated other comprehensive income (loss). The Company recently discovered that since 2003 certain of its derivatives did not qualify for hedge accounting treatment under SFAS 133 because aspects of the Company’s hedge documentation did not meet the strict technical requirements of the standard. Accordingly, the Company will recognize changes in the fair value of these derivatives through the statement of income (loss) rather than as a component of accumulated other comprehensive income (loss) on the Company’s consolidated balance sheet and statement of changes in stockholders’ equity.
The Company believes that the applicable derivative transactions were consistent with its risk management policies and that its overall hedging strategy continues to be sound. The change to the accounting treatment for these transactions will not affect the economics of the derivative transactions nor the Company’s cash flows, liquidity, or total stockholders’ equity as at June 30, 2008. However, the restatements will result in greater fluctuations in reported net income for the restated periods and are expected to affect the preliminary financial results announced today for the three- and six-month periods ended June 30, 2008. The Company will finalize restatement amounts for the current period and applicable previous periods as soon as practicable and will release restated results and file amendments to its previous filings with the U.S. Securities and Exchange Commission as required. Accordingly, the Company’s previously reported financial statements for the periods from 2003 through the first quarter of 2008 should not be relied upon and the financial results included in this earnings release, which do not reflect the accounting adjustments described above, should be considered preliminary. Ernst & Young LLP, the Company’s independent registered public accounting firm, will complete its review of the financial statements as at June 30, 2008 and for the three-and six-month periods ended June 30, 2008 and 2007 following the completion of the restatements noted above.
The Company’s Audit Committee has discussed the matters related to the restatement with Ernst & Young LLP.
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About Teekay
Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of approximately 189 vessels, offices in 22 countries and 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
Earnings Conference Call
The Company plans to host a conference call on Thursday, August 7, 2008 at 11:00 a.m. (ET) to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call and view the Company’s earnings presentation through the Company’s Web site at www.teekay.com. The Company plans to make available a recording of the conference call until midnight August 14, 2008, by dialing (888) 203-1112 or (647) 436-0148, access code 7394678, or via the Company’s Web site until September 6, 2008.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekay.com
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TEEKAY CORPORATION
PRELIMINARY SUMMARY CONSOLIDATED STATEMENTS OF INCOME (1)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2008	2008	2007	2008	2007

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES	790,530	736,391	566,127	1,526,921	1,144,522

OPERATING EXPENSES
Voyage expenses	190,859	168,723	123,554	359,582	242,493
Vessel operating expenses(2)	158,948	145,443	108,851	304,391	206,292
Time-charter hire expense	142,702	144,921	101,247	287,623	199,748
Depreciation and amortization	106,700	97,707	68,095	204,407	147,358
General and administrative(2)	69,899	67,671	58,358	137,570	117,155
Gain on sale of vessels and equipment	(2,925)	(496)	(11,613)	(3,421)	(11,613)
Restructuring charge	4,617	1,500	—	6,117	—

	670,800	625,469	448,492	1,296,269	901,433

Income from vessel operations	119,730	110,922	117,635	230,652	243,089

OTHER ITEMS
Interest expense(3)	(25,398)	(87,188)	(64,158)	(112,586)	(124,541)
Interest income	16,703	18,359	23,390	35,062	39,558
Income tax recovery (expense)	10,160	(2,726)	(287)	7,434	3,795
Equity loss from joint ventures	(2,063)	(3,609)	(2,092)	(5,672)	(3,687)
Foreign exchange gain (loss)	958	(29,483)	1,214	(28,525)	(4,674)
Minority interest (expense) income	(20,951)	3,472	(6,341)	(17,479)	(11,981)
Other — net	5,328	5,431	9,050	10,759	13,227

	(15,263)	(95,744)	(39,224)	(111,007)	(88,303)

Net income	104,467	15,178	78,411	119,645	154,786

Earnings per common share
— Basic	$1.44	$0.21	$1.06	$1.65	$2.11
— Diluted	$1.43	$0.21	$1.04	$1.63	$2.07

Weighted-average number of common shares outstanding
— Basic	72,377,684	72,644,397	73,843,784	72,511,041	73,488,668
— Diluted	73,279,213	73,435,167	75,310,567	73,357,190	74,929,991

(1)	The Company plans to restate financial results included in this financial statement to adjust its accounting treatment for certain derivative transactions under SFAS 133, as more fully discussed above under “-Restatement of Financial Statements for Accounting Under SFAS 133.” Results exclude accounting corrections related to SFAS 133.

(2)	The Company has entered into foreign exchange forward contracts, which are economic hedges of vessel operating expenses and general and administrative expenses; however, certain of these forward contracts have not been designated as cash flow hedges pursuant to GAAP. As a result, gains and losses from these undesignated contracts are reflected in foreign exchange gain (loss) in the above Statements of Income. During the three months ended June 30, 2008 and March 31, 2008, the Company recorded approximately $3.7 million and $4.7 million of gains, respectively, relating to these undesignated forward contracts, which effectively reduced the Company’s vessel operating expenses and general and administrative expenses.

(3)	The three months ended June 30, 2008 includes $48.1 million of unrealized gains from interest rate swaps.
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TEEKAY CORPORATION
PRELIMINARY SUMMARY CONSOLIDATED BALANCE SHEETS(1)
(in thousands of U.S. dollars)

	As at June 30,	As at December 31,
	2008	2007

	(unaudited)	(unaudited)

ASSETS
Cash and cash equivalents	498,933	442,673
Other current assets	538,833	461,546
Restricted cash — current	53,067	33,479
Vessels held for sale	18,203	79,689
Restricted cash — long-term	661,758	652,717
Vessels and equipment	6,664,153	6,229,809
Advances on newbuilding contracts	693,292	617,066
Other assets	893,160	848,632
Intangible assets	256,070	259,952
Goodwill	491,911	434,590

Total Assets	10,769,380	10,060,153

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	438,867	364,635
Current portion of long-term debt	426,189	474,873
Long-term debt	5,708,236	5,285,397
Other long-term liabilities / In process revenue contracts	792,472	719,884
Minority interest	588,916	527,494
Stockholders’ equity	2,814,700	2,687,870

Total Liabilities and Stockholders’ Equity	10,769,380	10,060,153

(1)	The Company plans to restate financial results included in this financial statement to adjust its accounting treatment for certain derivative transactions under SFAS 133, as more fully discussed above under “-Restatement of Financial Statements for Accounting Under SFAS 133.” Results exclude accounting corrections related to SFAS 133.
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TEEKAY CORPORATION
PRELIMINARY SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS(1)
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2008	2007

	(unaudited)	(unaudited)

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	164,420	152,702

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,155,095	1,783,863
Scheduled repayments of long-term debt	(198,320)	(31,816)
Prepayments of long-term debt	(645,321)	(710,506)
Increase in restricted cash	(11,503)	(79,230)
Repurchase of common stock	(20,512)	(3,035)
Net proceeds from the public offering of Teekay LNG	148,345	84,186
Net proceeds from the public offering of Teekay Offshore	134,265	—
Other	(36,188)	10,879

Net financing cash flow	525,861	1,054,341

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(410,495)	(356,104)
Proceeds from sale of vessels and equipment	79,224	118,975
Purchase of marketable securities	(542)	(28,636)
Proceeds from sale of marketable securities	11,058	49,059
Purchase of Teekay Petrojarl ASA	(257,142)	—
Purchase of 50 percent of OMI Corporation	—	(896,841)
Loan to joint ventures	(87,198)	(144,270)
Other	31,074	(808)

Net investing cash flow	643,021	(1,258,625)

Increase (decrease) in cash and cash equivalents	56,260	(51,582)
Cash and cash equivalents, beginning of the period	442,673	343,914

Cash and cash equivalents, end of the period	498,933	292,332

(1)	The Company plans to restate financial results included in this financial statement to adjust its accounting treatment for certain derivative transactions under SFAS 133, as more fully discussed above under “-Restatement of Financial Statements for Accounting Under SFAS 133.” Results exclude accounting corrections related to SFAS 133.
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TEEKAY CORPORATION
APPENDIX A — PRELIMINARY SPECIFIC ITEMS AFFECTING NET INCOME(1)
(in thousands of U.S. dollars, except per share data)

Set forth below are some of the significant items of income and expense that affected the Company’s net income for the three months ended June 30, 2008 and 2007, all of which items are typically excluded by securities analysts in their published estimates of the Company’s financial results:

	Three Months Ended		Six Months Ended
	June 30, 2008		June 30, 2008
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share	$	Share

Gain on sale of vessels and equipment	2,925	0.04	3,421	0.05
Foreign currency exchange losses(2)	(2,764)	(0.04)	(36,987)	(0.50)
Deferred income tax expense on unrealized foreign exchange gains(3)	(284)	—	(8,680)	(0.12)
Unrealized gains from interest rate swaps	48,092	0.66	36,637	0.50
Net effect from non-cash changes in purchase price allocation for the acquisition of Teekay Petrojarl ASA(4)	(6,398)	(0.09)	(6,398)	(0.09)
Net effect from non-cash changes in purchase price allocation for the acquisition of 50 percent of OMI Corporation(5)	(3,084)	(0.04)	(7,028)	(0.10)
Restructuring charge(6)	(4,617)	(0.06)	(4,617)	(0.06)
Other(7)	(712)	(0.01)	(4,810)	(0.07)
Minority owners’ share of items above(8)	(5,768)	(0.08)	10,285	0.14

Total	27,390	0.38	(18,177)	(0.25)

	Three Months Ended		Six Months Ended
	June 30, 2007		June 30, 2007
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share	$	Share

Gain on sale of vessels	11,613	0.16	11,613	0.16
Gain on sale of marketable securities	4,836	0.06	4,836	0.06
Foreign currency exchange gains (losses)(2)	1,214	0.02	(4,674)	(0.06)
Deferred income tax expense on unrealized foreign exchange gains(3)	(4,382)	(0.06)	(7,713)	(0.10)
Net effect from non-cash changes in purchase price allocation for acquisition of Teekay Petrojarl ASA(4)	(4,240)	(0.06)	(4,240)	(0.06)
Minority owners’ share of items above(8)	1,711	0.02	3,561	0.05

Total	10,752	0.14	3,383	0.05

(1)	The Company plans to restate financial results included in this Appendix A to adjust its accounting treatment for certain derivative transactions under SFAS 133, as more fully discussed in the earnings release to which this Appendix A is attached under “-Restatement of Financial Statements for Accounting Under SFAS 133.” Results exclude accounting corrections related to SFAS 133.

(2)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized and have been included in the amounts in the above table except for $3.7 million and $8.4 million of gains in the three- and six-month periods ended June 30, 2008, respectively, from foreign exchange forward contracts relating to vessel operating expenses and general and administrative expenses not designated as hedges.

(3)	Portion of deferred income tax related to unrealized foreign exchange gains and losses.

(4)	Primarily relates to changes in amortization of in-process revenue contracts as a result of adjustments to the purchase price allocation of Teekay Petrojarl ASA.

(5)	Primarily relates to changes in amortization of intangible assets as a result of adjustments to the purchase price allocation of OMI Corporation.

(6)	Restructuring charges relate to the reorganization of certain of the Company’s operational functions.

(7)	Primarily relates to a change in a non-cash deferred tax balance related to 2006, settlement of a previous claim against OMI Corporation, and loss on bond repurchases (8.875% Notes due 2011).

(8)	Primarily relates to minority owners’ share of foreign currency exchange gains (losses) and unrealized gains from interest rate swaps.
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TEEKAY CORPORATION
APPENDIX B — PRELIMINARY SUPPLEMENTAL FINANCIAL INFORMATION (1)
SUMMARY BALANCE SHEET AS AT JUNE 30, 2008
(in thousands of U.S. dollars)

(unaudited)

					Teekay
	Teekay	Teekay	Teekay	Teekay	Corp.	Consolidation
	Offshore	LNG	Tankers	Petrojarl	Standalone	Adjustments	Total

ASSETS
Cash and cash equivalents	113,021	78,811	19,706	44,155	243,240	—	498,933
Other current assets	112,456	17,385	25,655	73,217	328,323	—	557,036
Restricted cash (current & non-current)	—	695,128	—	2,745	16,952	—	714,825
Other assets (2)	70,906	402,222	994	(13,055)	432,093	—	893,160
Vessels and equipment	1,751,281	1,810,796	441,135	1,413,694	1,247,247	—	6,664,153
Advances on vessels	—	322,897	—	—	370,395	—	693,292
Equity investment in subsidiaries	—	—	—	—	1,715,893	(1,715,893)	—
Intangibles and goodwill	177,436	185,650	—	273,859	111,036	—	747,981

TOTAL ASSETS	2,225,100	3,512,889	487,490	1,794,615	4,465,179	(1,715,893)	10,769,380

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	73,973	64,136	11,899	78,503	210,356	—	438,867
Current portion of debt and leases	96,988	253,835	3,600	47,100	24,666	—	426,189
Long-term debt and capital leases	1,521,519	2,247,031	317,028	398,900	1,223,758	—	5,708,236
Other long-term liabilities / in process revenue contracts	111,168	66,915	6,792	420,114	187,483	—	792,472
Minority interest (3)	29,148	20,288	—	534	4,215	534,730	588,915
Equity	392,304	860,684	148,171	849,464	2,814,701	(2,250,623)	2,814,701

TOTAL LIABILITIES AND EQUITY	2,225,100	3,512,889	487,490	1,794,615	4,465,179	(1,715,893)	10,769,380

(1)	The Company plans to restate financial results included in this Appendix B to adjust its accounting treatment for certain derivative transactions under SFAS 133, as more fully discussed in the earnings release to which this Appendix B is attached under “-Restatement of Financial Statements for Accounting Under SFAS 133.” Results exclude accounting corrections related to SFAS 133.

(2)	Other assets includes equity investments in joint ventures.

(3)	Minority interest in the Teekay Offshore, Teekay LNG, Teekay Tankers and Teekay Petrojarl columns represent the joint venture partners’ share of the joint venture net assets. Minority interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.
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TEEKAY CORPORATION
APPENDIX B — PRELIMINARY SUPPLEMENTAL FINANCIAL INFORMATION(1)
SUMMARY STATEMENTS OF INCOME FOR THE THREE MONTHS ENDED JUNE 30, 2008
(in thousands of U.S. dollars)

(unaudited)

					Teekay
	Teekay	Teekay	Teekay	Teekay	Corp.	Consolidation
	Offshore	LNG	Tankers	Petrojarl	Standalone	Adjustments	Total

Voyage revenues	222,282	71,592	35,745	92,104	435,815	(67,008)	790,530

Voyage expenses	59,811	649	618	—	129,781	—	190,859
Vessel operating expense	45,970	20,792	7,669	55,017	29,500	—	158,948
Time charter hire expense	32,262	—	—	6,718	170,730	(67,008)	142,702
Depreciation and amortization	35,747	18,872	5,429	22,565	24,087	—	106,700
General and administrative	15,869	5,745	1,670	11,431	35,184	—	69,899
Gain on disposal of vessels and equipment	—	—	—	—	(2,925)	—	(2,925)
Restructuring charge	—	—	—	—	4,617	—	4,617

Total operating expenses	189,659	46,058	15,386	95,731	390,974	(67,008)	670,800

Income from vessel operations	32,623	25,534	20,359	(3,627)	44,841	—	119,730

Net interest expense	18,911	(16,774)	1,655	(6,774)	(5,713)	—	(8,695)
Income tax recovery (expense)	5,942	551	—	—	3,667	—	10,160
Equity income (loss)	—	(1,627)	—	—	(436)	—	(2,063)
Equity in earnings of subsidiaries(2)	—	—	—	—	57,976	(57,976)	—
Foreign exchange gain (loss)	(532)	(29)	(8)	(248)	1,775	—	958
Minority interest income (expense)(3)	(486)	(1,114)	—	180	(348)	(19,183)	(20,951)
Other (net)	2,315	1,093	—	(784)	2,704		5,328

Total other income	26,150	(17,900)	1,647	(7,626)	59,625	(77,159)	(15,263)

NET INCOME (LOSS)	58,773	7,634	22,006	(11,253)	104,466	(77,159)	104,467

CASH FLOW FROM VESSEL OPERATIONS(4)	68,370	44,406	25,788	7,024	76,102	—	221,690

(1)	The Company plans to restate financial results included in this Appendix B to adjust its accounting treatment for certain derivative transactions under SFAS 133, as more fully discussed in the earnings release to which this Appendix B is attached under “-Restatement of Financial Statements for Accounting Under SFAS 133.” Results exclude accounting corrections related to SFAS 133.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)	Minority interest income (expense) in the Teekay Offshore, Teekay LNG, Teekay Tankers and Teekay Petrojarl columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Minority interest income (expense) in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

(4)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel write-downs/(gain) loss on sale of vessels and unrealized gains or losses relating to derivatives. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
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TEEKAY CORPORATION
APPENDIX B — PRELIMINARY SUPPLEMENTAL FINANCIAL INFORMATION(1)
SUMMARY STATEMENTS OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2008
(in thousands of U.S. dollars)

(unaudited)

					Teekay
	Teekay	Teekay	Teekay	Teekay	Corp.	Consolidation
	Offshore	LNG	Tankers	Petrojarl	Standalone	Adjustments	Total

Voyage revenues	426,068	137,614	62,416	185,953	836,471	(121,601)	1,526,921

Voyage expenses	111,188	944	714	—	246,736	—	359,582
Vessel operating expense	87,456	36,192	13,249	101,679	65,815	—	304,391
Time charter hire expense	65,908	—	—	13,712	329,604	(121,601)	287,623
Depreciation and amortization	68,293	34,944	8,918	40,568	51,684	—	204,407
General and administrative	31,463	9,705	2,991	25,108	68,303	—	137,570
Gain on disposal of vessels and equipment	—	—	—	—	(3,421)	—	(3,421)
Restructuring charge	—	—	—	—	6,117	—	6,117

Total operating expenses	364,308	81,785	25,872	181,067	764,838	(121,601)	1,296,269

Income from vessel operations	61,760	55,829	36,544	4,886	71,633	—	230,652

Net interest expense	(3,806)	(37,885)	(487)	(10,796)	(24,550)	—	(77,524)
Income tax recovery (expense)	5,745	228	—	—	1,461	—	7,434
Equity income (loss)	—	(1,691)	—	—	(3,981)	—	(5,672)
Equity in earnings of subsidiaries(2)	—	—	—	—	54,780	(54,780)	—
Foreign exchange gain (loss)	(3,870)	(33,920)	(13)	(5,970)	15,248	—	(28,525)
Minority interest income (expense)(3)	(1,119)	(1,019)	—	180	(704)	(14,817)	(17,479)
Other (net)	4,940	1,092	—	(1,031)	5,758		10,759

Total other income	1,890	(73,195)	(500)	(17,617)	48,012	(69,597)	(111,007)

NET INCOME (LOSS)	63,650	(17,366)	36,044	(12,731)	119,645	(69,597)	119,645

CASH FLOW FROM VESSEL OPERATIONS(4)	130,053	90,773	45,462	15,228	124,956	—	406,472

(1)	The Company plans to restate financial results included in this Appendix B to adjust its accounting treatment for certain derivative transactions under SFAS 133, as more fully discussed in the earnings release to which this Appendix B is attached under “-Restatement of Financial Statements for Accounting Under SFAS 133.” Results exclude accounting corrections related to SFAS 133.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)	Minority interest income (expense) in the Teekay Offshore, Teekay LNG, Teekay Tankers and Teekay Petrojarl columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Minority interest income (expense) in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

(4)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel write-downs/(gain) loss on sale of vessels and unrealized gains or losses relating to derivatives. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.
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TEEKAY CORPORATION
APPENDIX C — PRELIMINARY SUPPLEMENTAL SEGMENT INFORMATION(1)
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2008
	(unaudited)

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total

Net revenues(2)	227,937	65,270	53,044	253,420	599,671
Vessel operating expenses	101,055	16,387	13,125	28,381	158,948
Time-charter hire expense	32,262	11,445	—	98,995	142,702
Depreciation and amortization	53,772	11,289	14,209	27,430	106,700
General and administrative	26,266	7,237	5,914	30,482	69,899
Gain on sale of vessels and equipment	(3,150)	—	—	225	(2,925)
Restructuring charge	3,327	58	221	1,011	4,617

Income from vessel operations	14,405	18,854	19,575	66,896	119,730

	Three Months Ended March 31, 2008
	(unaudited)

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total

Net revenues(2)	219,887	60,135	55,982	231,664	567,668
Vessel operating expenses	86,353	16,370	11,623	31,097	145,443
Time-charter hire expense	35,475	11,720	—	97,726	144,921
Depreciation and amortization	46,074	9,673	14,195	27,765	97,707
General and administrative	27,682	5,667	5,611	28,711	67,671
Gain on sale of vessels and equipment	—	—	—	(496)	(496)
Restructuring charge	—	1,500	—	—	1,500

Income from vessel operations	24,303	15,205	24,553	46,861	110,922

	Three Months Ended June 30, 2007
	(unaudited)

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total

Net revenues(2)	210,169	45,195	38,488	148,721	442,573
Vessel operating expenses	74,427	11,822	7,881	14,721	108,851
Time-charter hire expense	39,549	3,981	—	57,717	101,247
Depreciation and amortization	35,627	8,260	11,571	12,637	68,095
General and administrative	24,627	4,522	5,489	23,720	58,358
Gain on sale of vessels and equipment	(11,613)	—	—	—	(11,613)

Income from vessel operations	47,552	16,610	13,547	39,926	117,635

(1)	The Company plans to restate financial results included in this Appendix C to adjust its accounting treatment for certain derivative transactions under SFAS 133, as more fully discussed in the earnings release to which this Appendix C is attached under “-Restatement of Financial Statements for Accounting Under SFAS 133.” Results exclude accounting corrections related to SFAS 133.
(2)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
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TEEKAY CORPORATION
APPENDIX C — PRELIMINARY SUPPLEMENTAL SEGMENT INFORMATION(1)
(in thousands of U.S. dollars)

	Six Months Ended June 30, 2008
	(unaudited)

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total

Net revenues(2)	447,824	125,405	109,026	485,084 1	,167,339
Vessel operating expenses	187,408	32,757	24,748	59,478	304,391
Time-charter hire expense	67,737	23,165	—	196,721	287,623
Depreciation and amortization	99,846	20,962	28,404	55,195	204,407
General and administrative	53,948	12,904	11,525	59,193	137,570
Gain on sale of vessels and equipment	(3,150)	—	—	(271)	(3,421)
Restructuring charge	3,327	1,558	221	1,011	6,117

Income from vessel operations	38,708	34,059	44,128	113,757	230,652

	Six Months Ended June 30, 2007
	(unaudited)

		Fixed-Rate	Liquefied	Spot
	Offshore	Tanker	Gas	Tanker
	Segment	Segment	Segment	Segment	Total

Net revenues(2)	430,318	89,224	75,960	306,527 9	02,029
Vessel operating expenses	137,141	23,512	14,339	31,300	206,292
Time-charter hire expense	80,866	7,818	—	111,064	199,748
Depreciation and amortization	81,349	16,728	22,365	26,916	147,358
General and administrative	50,133	8,998	10,688	47,336	117,155
Gain on sale of vessels and equipment	(11,613)	—	—	—	(11,613)

Income from vessel operations	92,442	32,168	28,568	89,911	243,089

(1)	The Company plans to restate financial results included in this Appendix C to adjust its accounting treatment for certain derivative transactions under SFAS 133, as more fully discussed in the earnings release to which this Appendix C is attached under “-Restatement of Financial Statements for Accounting Under SFAS 133.” Results exclude accounting corrections related to SFAS 133.

(2)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the Company’s future capital expenditure commitments and the financing requirements for such commitments; the timing of newbuilding deliveries; the commencement of charter contracts; and the timing of the Company’s determination of restated results for prior periods and the effect of restatements on prior period results. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; changes affecting the offshore tanker market; shipyard production delays; the Company’s future capital expenditure requirements; the Company’s, Teekay LNG’s, Teekay Offshore’s, and Teekay Tankers’ potential inability to raise financing to purchase additional vessels; conditions in the United States capital markets; changes affecting the conventional tanker market; the determination of the Company’s restatement of prior period results; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2007. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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